FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

September 6, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on September 6, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced that it has entered into a term sheet (the “Term Sheet”) to sell Maseve Investments 11 Proprietary Limited (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately US$74.0 million, payable as to US$62.0 million in cash and US$12.0 million in RBPlat common shares. RBPlat has today published its own news release regarding this transaction. Maseve is the operating and holding company for the Maseve Mine, located on the Western Limb of the Bushveld Complex near Rustenburg, South Africa. The Company owns an indirect 82.9% equity interest in Maseve. The cash proceeds of the sale will be used to repay debt. Looking forward the Company plans to focus on its large-scale Waterberg project, a palladium dominant development asset where the majority of the Company’s mineral reserves and resources are located.

ITEM	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced that it has entered into a term sheet (the “Term Sheet”) to sell Maseve Investments 11 Proprietary Limited (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately US$74.0 million, payable as to US$62.0 million in cash and US$12.0 million in RBPlat common shares. RBPlat has today published its own news release regarding this transaction. Maseve is the operating and holding company for the Maseve Mine, located on the Western Limb of the Bushveld Complex near Rustenburg, South Africa. The Company owns an indirect 82.9% equity interest in Maseve. The cash proceeds of the sale will be used to repay debt. Looking forward the Company plans to focus on its large-scale Waterberg project, a palladium dominant development asset where the majority of the Company’s mineral reserves and resources are located.

The Maseve sale transaction is to occur in two stages:

•

RBPlat is to pay Maseve US$58.0 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, including an appropriate allocation for power and water (the “Plant Sale Transaction”). Maseve will retain ownership of the mining rights, power and water rights as well as certain surface rights and improvements. The payment to be received by Maseve will be remitted to the Company’s South African subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”), in partial settlement of loans due to PTM RSA. This first payment due from RBPlat is conditional upon the satisfaction or waiver of certain conditions precedent, including but not limited to the negotiation and execution of definitive agreements, the approval, or confirmed obligation, of the holder of the remaining 17.1% equity interest in Maseve, Africa Wide Mineral Prospecting and Exploration Proprietary Limited, the approval of PTM’s secured lenders, the approval of the South African Competition Commission (“Competition Approval”) and completion of due diligence which may result in additional conditions. Closing of the Plant Sale Transaction is anticipated in two to three months.

•

RBPlat is to pay PTM RSA US$7.0 million in common shares of RBPlat plus approximately US$4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide, in proportion to their respective equity interests in Maseve, a further US$5.0 million by way of issuance of common shares of RBPlat to acquire 100% of the equity in Maseve (the “Share Transaction” and collectively with the Plant Sale Transaction, the “Maseve Sale Transaction”). The second stage of the transaction is conditional upon implementation of the Plant Sale Transaction and, among other conditions, obtaining all requisite regulatory approvals including but not limited to the Minister of Mineral Resources granting consent to the transfer of the Maseve mining right to RBPlat in terms of section 11 of the Mineral and Petroleum Resources Development Act (“Ministerial Consent”). The Company estimates Ministerial Consent may be obtained during calendar 2018.

The RBPlat common shares to be issued pursuant to the Share Transaction will be priced at their 30-day volume weighted average price of the RBPlat common shares on the Johannesburg Stock Exchange calculated on market close on the day preceding this announcement.

RBPlat will be granted a management contract for the Maseve Mine and for carrying out care and maintenance services during the period between the date of grant of the Competition Approval and the date of Ministerial Consent. The Company will be responsible for 50% of care and maintenance costs after Competition Approval until the earlier of the date of Ministerial Consent and the date upon which RBPlat utilizes the surface infrastructure of the Maseve Mine for its own purposes. It is estimated that the Company will require approximately US$10.0 million in additional working capital to provide for its share of Maseve Mine costs until the Plant Sale Transaction is closed. The Company is working with its strategic advisors and current secured lenders on debt, equity and other strategic transactions for this financing.

R. Michael Jones, President and Chief Executive Officer of Platinum Group, stated "The sale of Maseve will allow Platinum Group to settle a substantial portion of its outstanding debt and focus on the advancement of its large-scale Waterberg Project. We do believe we have settled upon terms which will benefit both companies and all stakeholders. RBPlat owns and operates the adjoining Bafokeng Rasimone Platinum Mine and is the logical buyer for the Maseve Mine. The future integration of the Maseve Mine into RBPlat’s operations is expected to bring benefits to local communities, both directly in terms of job creation and corporate social investment, and indirectly through the associated benefits of economic activity in the region."

PTM’s proceeds from the sale of Maseve and the Maseve Mine are to be repaid to secured lenders who are collectively owed approximately US$89.0 million in principal and accrued interest. Negotiations to settle or restructure the balance of amounts due and a termination fee are ongoing. The Company’s secured lenders are working closely with the Company.

In reaching its decision to sell the Maseve Mine, the Company considered the capital required to implement a revised Maseve Mine plan, the metal prices required to deliver an appropriate risk-adjusted return to investment of further capital and the alternative investment or use of capital propositions available to the Company. Management's view is that the sale of the Maseve Mine delivers the most attractive realization of value from the Maseve Mine assets at this time. As reported in a news release dated July 17, 2017, active mining had been suspended at Maseve. Lender and investor support for further investment at Maseve in restructuring a more conventional mining format was subsequently not available. The Company believes that its resources are better utilized advancing the bulk mineable, large-scale project at Waterberg, a project that represents a significant shift in South African platinum mining away from narrow reef underground mining. The recent rising palladium price is also a significant factor as it is the dominant metal at Waterberg.

BMO Capital Markets and Macquarie Capital are acting as the Company’s financial advisors with regard to the Maseve Sale Transaction. As previously disclosed, Platinum Group and its advisors have been evaluating various strategic alternatives and the Company continues in active discussions with various parties with regard to assets other than the Maseve Mine. Further updates will be provided to shareholders as appropriate.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mining operations.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Maseve Sale Transaction including the potential to enter into definitive agreements, satisfy conditions precedent and consummate the Maseve Sale Transaction as described herein; the anticipated terms and benefits of the Maseve Sale Transaction; the Company’s intended use of proceeds derived from the Maseve Sale Transaction and its plans following the Maseve Sale Transaction and Company’s expected additional working capital requirement to provide for its share of Maseve Mine costs; RBPlat assuming management of the Maseve Mine and the mine being placed on care and maintenance; potential settlement or restructure of the Company’s secured debts; potential sales of assets, debt or equity; the Company’s ability to obtain further funding; corporate and asset level strategic alternatives; the potential economics of the Waterberg Project, if developed; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Term Sheet and the uncertainty as to whether the parties can successfully negotiate a definitive agreement in respect of the Maseve Sale Transaction; the risks that the terms of the Maseve Sale Transaction will change, that the transaction will not close or that the anticipated benefits thereof will not be realized; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and settlement or restructure of debt; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Maseve Sale Transaction; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

September 6, 2017